SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             BiznessOnline.com, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    091791103
                   -------------------------------------------
                                 (CUSIP Number)

                                 March 16, 2000
                  --------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                  [  ]     Rule 13d-1(b)

                  [x]      Rule 13d-1(c)

                  [  ]     Rule 13d-1(d)
------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091791103                SCHEDULE 13G                Page 2 of 8 Pages

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MCG Credit Corporation

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                       5.      SOLE VOTING POWER:                  0
NUMBER OF SHARES      ----------------------------------------------------------
BENEFICIALLY           6.      SHARED VOTING POWER                 910,208 (1)
OWNED BY EACH         ----------------------------------------------------------
REPORTING              7.      SOLE DISPOSITIVE POWER              0
PERSON WITH           ----------------------------------------------------------
                       8.      SHARED DISPOSITIVE POWER            910,208 (1)

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  910,208 (1)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.21% (see Item 4)
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

CUSIP No. 091791103                SCHEDULE 13G                Page 3 of 8 Pages


(1) Shared only by virtue of the fact that MCG Finance Corporation, the record holder of the shares, is a wholly-owned subsidiary of MCG Credit Corporation. MCG Credit Corporation disclaims ownership of the shares under Rule 13d-3.

CUSIP No. 091791103                SCHEDULE 13G                Page 4 of 8 Pages

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          MCG Finance Corporation

--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                       5.      SOLE VOTING POWER:                  0
NUMBER OF SHARES      ----------------------------------------------------------
BENEFICIALLY           6.      SHARED VOTING POWER                 910,208 (2)
OWNED BY EACH         ----------------------------------------------------------
REPORTING              7.      SOLE DISPOSITIVE POWER              0
PERSON WITH           ----------------------------------------------------------
                       8.      SHARED DISPOSITIVE POWER            910,208 (2)

--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  910,208 (2)
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.21% (see Item 4)
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

CUSIP No. 091791103              SCHEDULE 13G                  Page 5 of 8 Pages


(2) Shared only by virtue of the fact that MCG Finance Corporation is a wholly-owned subsidiary of MCG Credit Corporation.

CUSIP No. 091791103              SCHEDULE 13G                  Page 6 of 8 Pages


Item 1(a).        Name of Issuer:

                  BiznessOnline.com, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1720 Route 34
                  P.O. Box 1347
                  Wall, New Jersey  07719

Item 2(a).        Name of Person Filing:

                  (i)      MCG Credit Corporation
                  (ii)     MCG Finance Corporation

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  (i)      1100 Wilson Boulevard, Suite 800
                           Arlington, Virginia  22209
                  (ii)     1100 Wilson Boulevard, Suite 800
                           Arlington, Virginia  22209

Item 2(c).        Citizenship:

                  (i)      Delaware
                  (ii)     Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  091791103

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c) , Check Whether the Person Filing is a:

                  Not applicable


Item 4.  Ownership.

                  (a) Amount beneficially owned:

                      910,208 shares of common stock. (838,779 of such shares are the subject of an immediately exercisable warrant)

CUSIP No. 091791103              SCHEDULE 13G                  Page 7 of 8 Pages


                  (b) Percent of class:

                                    9.21%

                  (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:

                                    0

                  (ii) Shared power to vote or to direct the vote:

                       910,208 (Shared only by virtue of the fact that MCG Finance Corporation, the record holder of the shares, is a wholly-owned subsidiary of MCG Credit Corporation. MCG Credit Corporation disclaims beneficial ownership of the shares under Rule 13d-3.)

                  (iii) Sole power to dispose or to direct the disposition of:

                                    0

                  (iv) Shared power to dispose or to direct the disposition of:

                         910,208  (Shared  only by virtue of the  fact that  MCG
Finance Corporation, the record holder of the shares, is a wholly-owned subsidiary of MCG Credit Corporation. MCG Credit Corporation disclaims beneficial ownership of the shares under Rule 13d-3.)


Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable

Item 8.   Identification and Classification of Members of the Group.

          Not applicable

CUSIP No. 091791103              SCHEDULE 13G                  Page 8 of 8 Pages

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10. Certification.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 19, 2000
                                  MCG Credit Corporation:


                                   /s/ Samuel G. Rubenstein
                                  ----------------------------------------------
                                                  (Signature)


                                  Samuel G. Rubenstein, Executive Vice President and General Counsel
                                  ----------------------------------------------
                                                   (Name/Title)


                                   MCG Finance Corporation:


                                   /s/ Samuel G. Rubenstein
                                  ----------------------------------------------
                                                  (Signature)


                                  Samuel G. Rubenstein, Executive Vice President and General Counsel
                                  ----------------------------------------------
                                                   (Name/Title)